Exhibit 99.3

THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabed - 500 032, India Tel : + 91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results for the quarter and half year ended September 30, 2023 (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) and its joint ventures attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors . Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

Holding Company:

Dr. Reddy’s Laboratories Limited

Subsidiaries
1.	Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited)
2.	Cheminor Investments Limited
3.	Dr. Reddy’s Bio-Sciences Limited
4.	Dr. Reddy’s Formulations Limited
5.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
6.	Dr. Reddy's Laboratories SA
7.	Idea2Enterprises (India) Private Limited
8.	Imperial Credit Private Limited
9.	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10.	Svaas Wellness Limited
11.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12.	Aurigene Pharmaceutical Services Limited

S.R. Batliboi& Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office 22, Camac Street, Black ‘B’, 3rd floor, Kolkata 700 016

13.	beta Institut gemeinnützige GmbH
14.	betapharm Arzneimittel GmbH
15.	Chirotech Technology Limited (Under the process of liquidation)
16.	DRL Impex Limited
17.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
19.	Dr. Reddy’s Laboratories Canada, Inc.
20.	Dr. Reddy's Laboratories Chile SPA.
21.	Dr. Reddy’s Laboratories (EU) Limited
22.	Dr. Reddy’s Laboratories Inc.
23.	Dr. Reddy's Laboratories Japan KK
24.	Dr. Reddy’s Laboratories Kazakhstan LLP
25.	Dr. Reddy’s Laboratories LLC, Ukraine
26.	Dr. Reddy's Laboratories Louisiana LLC
27.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
28.	Dr. Reddy’s Laboratories New York, LLC
29.	Dr. Reddy's Laboratories Philippines Inc.
30.	Dr. Reddy’s Laboratories (Proprietary) Limited
31.	Dr. Reddy's Laboratories Romania S.R.L.
32.	Dr. Reddy's Laboratories SAS
33.	Dr. Reddy's Laboratories Taiwan Limited
34.	Dr. Reddy's Laboratories (Thailand) Limited
35.	Dr. Reddy’s Laboratories (UK) Limited
36.	Dr. Reddy’s New Zealand Limited
37.	Dr. Reddy's Research and Development B.V.
38.	Dr. Reddy’s Srl
39.	Dr. Reddy's Venezuela, C.A.
40.	Dr. Reddy’s Laboratories LLC
41.	Lacock Holdings Limited
42.	Promius Pharma LLC
43.	Reddy Holding GmbH
44.	Reddy Netherlands B.V.
45.	Reddy Pharma Iberia SAU
46.	Reddy Pharma Italia S.R.L
47.	Reddy Pharma SAS
48.	Nimbus Health GmbH
49.	Dr. Reddy’s Laboratories Jamaica Limited (from 25 September 2023)

Joint ventures

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities

1.	Cheminor Employees Welfare Trust
2.	Dr. Reddy's Employees ESOS Trust
3.	Dr. Reddy's Research Foundation

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan Partner Membership No.: 213271

UDIN: 23213271BGSEQU2517

Place: Hyderabad
Date: October 27, 2023.

Dr. Reddys Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2023

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2023	30.06.2023	30.09.2022	30.09.2023	30.09.2022	31.03.2023
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales/income from operations	67,348	66,143	61,632	133,491	109,812	234,595
	b) License fees and service income	1,454	1,241	1,425	2,695	5,399	11,284
	c) Other operating income	224	195	261	419	436	818

	Total revenue from operations	69,026	67,579	63,318	136,605	115,647	246,697

2	Other income	3,150	1,740	408	4,890	8,825	10,555

3	Total income (1 + 2)	72,176	69,319	63,726	141,495	124,472	257,252

4	Expenses
	a) Cost of materials consumed	9,559	12,968	6,688	22,527	18,579	42,198
	b) Purchase of stock-in-trade	11,378	8,771	8,089	20,149	16,844	33,670
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(907)	(2,363)	3,693	(3,270)	2,160	709
	d) Employee benefits expense	12,803	11,897	11,517	24,700	21,974	46,466
	e) Depreciation and amortisation expense	3,755	3,533	3,092	7,288	6,110	12,502
	f) Impairment of non-current assets	55	11	25	66	25	699
	g) Finance costs	353	371	309	724	656	1,428
	h) Selling and other expenses	16,055	15,674	14,317	31,729	27,542	59,465

	Total expenses	53,051	50,862	47,730	103,913	93,890	197,137

5	Profit before tax and before share of equity accounted investees(3 - 4)	19,125	18,457	15,996	37,582	30,582	60,115

6	Share of profit of equity accounted investees, net of tax	42	43	140	85	234	370

7	Profit before tax (5+6)	19,167	18,500	16,136	37,667	30,816	60,485

8	Tax expense/(benefit):
	a) Current tax	5,901	7,197	3,674	13,098	769	8,144
	b) Deferred tax	(1,556)	(2,747)	1,320	(4,303)	7,015	7,268

9	Net profit after taxes and share of profit of associates (7 - 8)	14,822	14,050	11,142	28,872	23,032	45,073

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(222)	106	(112)	(116)	(674)	(660)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	(43)
	b) (i) Items that will be reclassified subsequently to profit or loss	(1,113)	147	(189)	(966)	(3,324)	276
	(ii) Income tax relating to items that will be reclassified to profit or loss	201	(210)	(320)	(9)	1,248	306
	Total other comprehensive (loss)/income	(1,134)	43	(621)	(1,091)	(2,750)	(121)

11	Total comprehensive income (9 + 10)	13,688	14,093	10,521	27,781	20,282	44,952

12	Paid-up equity share capital (face value Rs. 5/- each)	834	833	832	834	832	833

13	Other equity						232,028

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	89.09	84.55	67.13	173.64	138.77	271.47
	Diluted	88.91	84.36	66.98	173.27	138.47	270.90
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
	See accompanying notes to the financial results

Dr. Reddy's Laboratories Limited

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2023	30.06.2023	30.09.2022	30.09.2023	30.09.2022	31.03.2023
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	9,625	9,365	8,230	18,990	16,493	37,195
	b) Global Generics	61,130	60,130	56,009	121,260	100,380	213,953
	c) Others	683	593	755	1,276	1,493	3,126
	Total	71,438	70,088	64,994	141,526	118,366	254,274
	Less: Inter-segment revenue	2,412	2,509	1,676	4,921	2,719	7,577
	Total revenue from operations	69,026	67,579	63,318	136,605	115,647	246,697

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,260	1,013	235	2,273	1,350	4,733
	b) Global Generics	38,872	38,386	36,568	77,258	60,967	132,719
	c) Others	242	156	447	398	944	1,909
	Total	40,374	39,555	37,250	79,929	63,261	139,361
	Less: Selling and other un-allocable expenditure/(income), net	21,207	21,055	21,114	42,262	32,445	78,876
	Total profit before tax	19,167	18,500	16,136	37,667	30,816	60,485

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics and others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited consolidated financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with Indian Accounting Standards ("Ind AS") prescribed under section 133 of Companies Act,2013 ("the Act") read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issues by the Securities and Exchange Board of India ("SEBI") were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 27 October 2023. The Statutory Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.
2	“Other income” for the quarter ended 30 September 2023 includes Rs.984 million recognized pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom. This transaction pertains to the Company's Global Generics segment.
3	"Other income" for the quarter ended 30 June 2023 includes Rs.540 million recognised pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.
4	During the half year and quarter ended 30 September 2023, an amount of Rs.2,274 million and Rs.1,598 million, respectively, representing government grants has been accounted as a reduction from cost of revenues.
5	During the quarter ended 30 September 2022 Rs.1,933 million, representing government grants has been accounted as a reduction from cost of revenues.
6	License fee and service income for the year ended 31 March 2023 includes:
a. Rs. 2,640 million from sale of certain non-core dermatology brands to Eris Lifesciences Limited;
b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited;
c. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited.
The amounts recognised above are adjusted for expected sales returns. These transactions pertain to Company’s Global Generics segment.
7	During the year ended 31 March 2023, Company considered a total impairment of Rs. 540 million towards:
a. The Company assessed performance of business acquired from Nimbus Health GmbH against the initial estimates and performance of the products. Basis the assessment, the Company has recorded an impairment charge of the carrying values amounting to Rs. 375 million (Goodwill- Rs. 272 million and Other intangibles- Rs. 103 million). The said impairment charge pertains to the Company’s Global Generics segment.
b. Consequent to adverse market conditions with respect to certain of the Company’s products related intangibles forming part of the Company’s Global Generics and Pharmaceutical Services and Active Ingredients segments, the Company assessed the recoverable amount of these products and recognised an amount of Rs. 165 million as impairment charge.
8	Included in “Selling and other expenses” for the year ended 31 March 2023, is an amount of Rs. 991 million representing the Loss on sale of Assets, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.
9	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the half year ended 30 September 2023 and year ended 31 March 2023.
10	"Other income" for the half year ended 30 September 2022 includes an amount of Rs.5,638 million (U.S.$71.39 million discounted to present value) towards the settlement of an ongoing litigation relating to launch of a product with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc.
11	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

Dr. Reddy's Laboratories Limited

12	Consolidated Balance Sheet

	All amounts in Indian Rupees millions
	As at
	30.09.2023	31.03.2023
Particulars	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	58,496	56,542
Capital work-in-progress	11,514	9,752
Goodwill	5,410	5,474
Other intangible assets	36,384	30,175
Intangible assets under development	609	549
Investment in equity accounted investees	4,069	4,702
Financial assets
Investments	1,855	660
Other financial assets	738	727
Deferred tax assets, net	10,732	7,052
Tax assets, net	298	2,687
Other non-current assets	592	276
Total non-current assets	130,697	118,596

Current assets
Inventories	56,592	48,670
Financial assets
Investments	38,650	44,496
Trade receivables	69,722	72,485
Derivative financial instruments	731	1,232
Cash and cash equivalents	13,539	5,779
Other bank balances	15,740	11,523
Other financial assets	4,582	4,950
Other current assets	17,841	15,120
Total current assets	217,397	204,255
TOTAL ASSETS	348,094	322,851

EQUITY AND LIABILITIES
Equity
Equity share capital	834	833
Other equity	254,134	232,028
Total equity	254,968	232,861

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	3,800	-
Lease liabilities	2,243	1,278
Provisions	194	199
Deferred tax liabilities, net	100	760
Other non-current liabilities	2,724	2,032
Total non-current liabilities	9,061	4,269

Current liabilities
Financial liabilities
Borrowings	5,851	11,190
Lease liabilities	1,336	1,004
Trade payables
Total outstanding dues of micro enterprises and small enterprises	89	83
Total outstanding dues of creditors other than micro enterprises and small enterprises	27,163	22,601
Derivative financial instruments	542	137
Other financial liabilities	28,390	29,175
Liabilities for current tax, net	3,985	2,143
Provisions	6,305	6,525
Other current liabilities	10,404	12,863
Total current liabilities	84,065	85,721
TOTAL EQUITY AND LIABILITIES	348,094	322,851

Dr. Reddy's Laboratories Limited

13	Consolidated statement of cashflows

	All amounts in Indian Rupees millions
	Half year ended
	30.09.2023	30.09.2022
Particulars	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	37,667	30,816
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(1,527)	(78)
Depreciation and amortisation expense	7,288	6,110
Impairment of non-current assets	66	25
Allowance for credit losses (on trade receivables and other advances)	137	69
(Profit)/loss on sale or de-recognition of non-current assets, net	(445)	68
Share of profit of equity accounted investees	(85)	(234)
Foreign exchange (gain), net	(1,179)	(329)
Interest income	(1,048)	(433)
Finance costs	724	656
Equity settled share-based payment expense	211	263
Inventories write-down	1,418	2,732
Dividend income	-	- *
Changes in operating assets and liabilities:
Trade and other receivables	2,689	(10,150)
Inventories	(9,340)	(890)
Trade and other payables	4,568	(2,356)
Other assets and other liabilities, net	(3,482)	(5,693)
Cash generated from operations	37,662	20,576
Income tax paid, net	(8,486)	(4,640)
Net cash from operating activities	29,176	15,936
Cash flows (used in)/from investing activities :
Expenditures on property, plant and equipment	(7,323)	(5,816)
Proceeds from sale of property, plant and equipment	487	48
Expenditures on other intangible assets	(8,787)	(6,203)
Proceeds from sale of other intangible assets	21	-
Purchase of investments	(70,008)	(47,008)
Proceeds from sale of investments	71,815	59,395
Interest and dividend received	597	394
Dividend received from equity accounted investees	445	-
Net cash (used in)/from investing activities	(12,753)	810

Cash flows (used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	765	66
Repayment of short-term borrowings, net	(1,054)	(16,862)
Repayment of long-term loans and borrowings	(3,800)	-
Proceeds from long term borrowings	3,800	-
Payment of principal portion of lease liabilities	(524)	(499)
Dividend paid	(6,648)	(4,979)
Interest paid	(1,051)	(872)
Net cash used in financing activities	(8,512)	(23,146)

Net increase/(decrease) in cash and cash equivalents	7,911	(6,400)
Effect of exchange rate changes on cash and cash equivalents	(155)	641
Cash and cash equivalents at the beginning of the period	5,779	14,852
Cash and cash equivalents at the end of the period(1)	13,535	9,093

* Rounded off to million.

** FVTPL (fair value through profit or loss)

(1) Adjusted for bank-overdraft of Rs. 4 million and Rs. 3 million for the half year ended 30 September 2023 and 30 September 2022, respectively.

14	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 27 October 2023	Co-Chairman & Managing Director